ElectraMeccanica Establishes Wholly-Owned Chinese Subsidiary for In-Country Operations

Dr. Larry Liang, Ph.D. Appointed as Managing Director of China Production to Support Initiatives

VANCOUVER, OCTOBER 17, 2019 – ElectraMeccanica Vehicles Corp. (NASDAQ: SOLO) (“ElectraMeccanica” or the “Company”), a designer and manufacturer of electric vehicles, has established EMV Automotive Technology, Inc. (Chongqing), a wholly-owned subsidiary, in China. As part of this strategic initiative, the first addition to EMV Automotive Technology is Larry Liang, Ph.D., the Company’s new Managing Director of China Production.

“The establishment of our own wholly-owned subsidiary in China is another major milestone for our company and provides us with a strong foothold in China. This strategic initiative provides us with a greater presence throughout the massive Chinese market, where we’re working closely with our partner manufacturer, Zongshen Industrial Group, on the production of our flagship vehicle, the SOLO EV,” stated ElectraMeccanica CEO, Paul Rivera. “Having an experienced automotive engineer and operational manager such as Dr. Liang provides us with additional capabilities to innovate and improve our vehicles with veteran manufacturing guidance from such a well-qualified automotive expert.”

Dr. Liang joins ElectraMeccanica as Managing Director of China Production with more than a dozen years of experience, previously holding positions as Deputy General Manager and Sr. Product Manager at companies such as DGENX, SAIC-GM, Siemens Automotive Electronics and PATAC (Pan Asian Technical Automotive Center).

Dr. Liang holds a Doctoral degree in Mechanical Manufacture and Automation from the Chinese Academy of Sciences. He also holds a bachelor’s degree in mechanical and engineering management from an Overseas Study Program at Old Dominion (USA), and both Bachelor and master’s degrees from Changchun University of Technology in Mechanical and Electrical Engineering and Engineering of Materials Processing, respectively. Larry brings extensive experience from his work with OEM’s in operations, management planning and implementation, prototyping of all levels of hybrid systems, motor and electric propulsion control systems, human resources, operation and management of R&D and general project development.

EMV Automotive Technology, Inc., will help the Company navigate Chongqing’s favorable policies and geographical advantages, while assisting ElectraMeccanica in increasing the efficiency and effectiveness of quality control, automobile R&D and other necessary activities.

About ElectraMeccanica Vehicles Corp.

ElectraMeccanica Vehicles Corp. (NASDAQ: SOLO) is a Canadian designer and manufacturer of electric vehicles. The company’s flagship vehicle is the innovative purpose built, single-seat electric vehicle called the SOLO.  This vehicle will revolutionize commuting, delivery and shared mobility.  The SOLO provides a driving experience that is unique, trendy, fun, affordable and environmentally friendly. InterMeccanica, a subsidiary of ElectraMeccanica, has successfully been building high-end specialty cars for 60 years. For more information, please visit www.electrameccanica.com.

Safe Harbor Statement

Except for the statements of historical fact contained herein, the information presented in this news release and oral statements made from time to time by representatives of the Company are or may constitute “forward-looking statements” as such term is used in applicable United States and Canadian laws and including, without limitation, within the meaning of the Private Securities Litigation Reform Act of 1995, for which the Company claims the protection of the safe harbor for forward-looking statements.  These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.  Any other statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and should be viewed as forward-looking statements.  Such forward looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such risks and other factors include, among others, the availability of capital to fund programs and the resulting dilution caused by the raising of capital through the sale of shares, accidents, labor disputes and other risks of the automotive industry including, without limitation, those associated with the environment, delays in obtaining governmental approvals, permits or financing or in the completion of development or construction activities or claims limitations on insurance coverage.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements.  Although the Company believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be achieved.  Forward-looking information is subject to certain risks, trends and uncertainties that could cause actual results to differ materially from those projected.  Many of these factors are beyond the Company’s ability to control or predict.  Important factors that may cause actual results to differ materially and that could impact the Company and the statements contained in this news release can be found in the Company’s filings with the Securities and Exchange Commission.  The Company assumes no obligation to update or supplement any forward-looking statements whether as a result of new information, future events or otherwise.  Accordingly, readers should not place undue reliance on forward-looking statements contained in this news release and in any document referred to in this news release.  This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities.

Investor Relations:

Greg Falesnik

Managing Director

MZ Group - MZ North America

(949) 385-6449

SOLO@mzgroup.us

www.mzgroup.us

Media Contact:

Sean Mahoney

C. 310-867-0670

sean@electrameccanica.com